Exhibit 99.1

Alcon Exceeds 70 Percent Stake in WaveLight AG

HUENENBERG, Switzerland – September 17, 2007 - Alcon, Inc. (NYSE:ACL) announced today that the company now holds over 70 percent of WaveLight AG outstanding shares through purchase, contractual commitment or tender. Additionally, Alcon’s takeover of WaveLight AG was recently approved by the German Federal Cartel Authority.

Alcon recently amended its acquisition offer by removing the minimum acceptance threshold and extending the tender offer period through September 25, 2007. Alcon’s offer remains at EUR 15.00 per WaveLight share which represents a 100 percent premium on the one-month (EUR 7.49), and a 118 percent premium on the three-month (EUR 6.88), volume weighted average stock exchange price as of the publication of the decision to launch the tender offer on July 16, 2007.

“Our progress in acquiring WaveLight is accelerating and these latest milestones are significant steps in continuing our momentum,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. "With the offer period scheduled to end on September 25th, we believe more WaveLight shareholders will tender their shares to take advantage of our very attractive tender offer."

For more information on the takeover offer, please visit our transaction homepage http://www.alconrefractiveacq.de or call our toll-free hotline 0800-5398222 (Germany).

About Alcon (NYSE: ACL)

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Legal disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Alcon

Doug MacHatton

Investor Relations

(001) 817-551-8974

doug.machatton@alconlabs.com

www.alcon.com